03013933

RECEIVED FEB 28 2003 SEC PROCESSING SECTION 181 WASH., D.C.

NS 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIERRA WEST SECURITIES, L.L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8401 NORTH CENTRAL EXPRESSWAY, SUITE 400
(No. and Street)

DALLAS	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSHUA M. BROWN 214-265-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LANE GORMAN TRUBITT, L.L.P.
(Name – *if individual, state last, first, middle name*)

2626 HOWELL STREET, SUITE 700, DALLAS, TX 75204-4064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 9 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSHUA M. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sierra West, as of 3/27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SYTIRE BATES
Notary Public, State of Texas
My Commission Expires
December 13, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIERRA WEST SECURITIES, L.P.

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2002

SIERRA WEST SECURITIES, L.P.

CONTENTS

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants

The Partners
Sierra West Securities, L.P.

We have audited the accompanying statement of financial condition of Sierra West Securities, L.P. as of December 31, 2002 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sierra West Securities, L.P. for the year ended December 31, 2001 were audited by other auditors whose report, dated February 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Sierra West Securities, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
February 14, 2003

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Sierra West Securities, L.P.
STATEMENTS OF FINANCIAL CONDITION
December 31,

	2002	2001
ASSETS		
Cash	$ 7,516	$ 6,333
Accounts receivable	93	228
Total assets	$ 7,609	$ 6,561
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities - account payable	$ 684	$ 185
Partners' capital	6,925	6,376
Total liabilities and partners' capital	$ 7,609	$ 6,561

The accompanying notes are an integral part of these statements.

Sierra West Securities, L.P.
STATEMENTS OF OPERATIONS
Year ended December 31,

	2002	2001
EXPENSES		
Regulatory fees	$ 2,468	$ 774
Professional fees	7,340	6,769
Other operating expenses	1,018	1,959
Total expenses	10,826	9,502
Net loss	$ (10,826)	$ (9,502)

The accompanying notes are an integral part of these statements.

Sierra West Securities, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years ended December 31, 2002 and 2001

	General Partner	Limited Partner	Total
Balance at December 31, 2000	$ 56	$ 5,540	$ 5,596
Contributions	103	10,179	10,282
Net loss	(95)	(9,407)	(9,502)
Balance at December 31, 2001	64	6,312	6,376
Contributions	114	11,261	11,375
Net loss	(108)	(10,718)	(10,826)
Balance at December 31, 2002	$ 70	$ 6,855	$ 6,925

The accompanying notes are an integral part of these statements.

Sierra West Securities, L.P.
STATEMENTS OF CASH FLOWS
Year ended December 31,

	2002	2001
Cash flows from operating activities		
Net loss	$ (10,826)	$ (9,502)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities, net		
Accounts receivable	135	(228)
Accounts payable	499	(683)
Net cash used by operating activities	(10,192)	(10,413)
Cash flows from financing activities		
Partner contributions	11,375	10,282
Net cash provided by financing activities	11,375	10,282
Net increase (decrease) in cash	1,183	(131)
Cash at beginning of year	6,333	6,464
Cash at end of year	$ 7,516	$ 6,333

The accompanying notes are an integral part of these statements.

Sierra West Securities, L.P.
NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sierra West Securities, L.P. (the Partnership) is a Delaware limited partnership organized on March 15, 1999. The Partnership is owned 1% by its general partner, Sierra Retail, L.L.C. and 99% by its limited partner, Joshua M. Brown. The Partnership maintains an office in Dallas, Texas.

The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 engaging in business as a broker-dealer, underwriter, investment advisor, and financial consultant as well as rendering of other financial services related to its general securities business. In addition, the Partnership is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. During the years ended December 31, 2002 and 2001, the Partnership did not transact any business.

The accompanying financial statements do not include a statement of changes in liabilities subordinated to claims of creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2002 or 2001 or for the years then ended.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Income Taxes

The Partnership does not record any provision for incomes taxes since these taxes are the responsibility of the individual partners.

Use of Estimates

In preparing the Partnership's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Partnership had net capital of $6,832, which was $1,832 in excess of its required net capital of $5,000. The Partnership's aggregate indebtedness to net capital ratio was 0.10 to 1.

2. PARTNERS' CAPITAL

The limited partnership agreement states that income and loss, as well as distributions, are generally allocated to partners in proportion to their ownership percentages. Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

3. RESERVE REQUIREMENTS

The Partnership is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation of Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements" are not required.

SCHEDULE I

Sierra West Securities, L.P.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL	
Total partners' capital from statement of financial condition	$ 6,925
Less partners' capital not allowable for net capital	-
Total partners' capital qualified for net capital	6,925
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	6,925
Deductions and/or charges	
Non-allowable assets	93
Other deductions and/or charges	-
Total deductions and/or charges	93
Haircuts on securities	
Contractual securities commitments	-
Other	-
Total haircuts on securities	-
NET CAPITAL	$ 6,832
AGGREGATE INDEBTEDNESS	
Items included on statement of financial condition	
Accounts payable	$ 684
Due to affiliate	-
Accrued liabilities	-
Items not included in statement of financial condition	-
	684
Less adjustment based on special reserve bank accounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 684
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 46
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 1,832
Excess net capital at 1000%	$ 6,763
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.10
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 6,832
Net audit adjustments	-
Net capital per above	$ 6,832
LIST OF NON-ALLOWABLE ASSETS	
Receivables from non-customers	$ 93
Other	-
Total non-allowable assets	$ 93

See accompanying report of independent certified public accountants.

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants on Internal Control

The Partners
Sierra West Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedule of Sierra West Securities, L.P. (the "Partnership"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
February 14, 2003